PROCOPIO 12544 High Bluff Drive Suite 300 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398
AUSTIN DEL MAR HEIGHTS PHOENIX SAN DIEGO SILICON VALLEY

January 16, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo David Edgar Kathleen Collins Edwin Kim
Re:	One Stop Systems, Inc. Registration Statement on Form S-1 Filed December 18, 2017 File No. 333-222121

Ladies and Gentlemen:

On behalf of our client, One Stop Systems, Inc. (“OSS” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 11, 2018, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement filed on December 18, 2017.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Registration Statement filed on December 18, 2017), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1.

Securities and Exchange Commission

January 16, 2018

General

1.	We note your response to prior comment 2 regarding your reincorporation from a California corporation into a Delaware corporation. Please revise to briefly explain how you accomplished your reincorporation. Also, we note that your registration statement still refers to a pending reincorporation on pages 6, 59, 101, and II-1, and that you still provide California corporation bylaws as your current bylaws as Exhibit 3.3. Revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosures on pages 6, 59, 101 and II-1 to clarify the fact that its reincorporation into a Delaware corporation occurred on December 14, 2017. The Company supplementally advises the Staff that it accomplished the reincorporation by (1) statutory conversion from a California corporation into a California limited liability company and then (2) statutory conversion from a California limited liability company into a Delaware corporation. The Company has filed the requisite exhibits with Amendment No. 1 to reflect the reincorporation.

Risk Factors

We rely on a limited number of parts suppliers to support our manufacturing…, page 15

2.	We note your response to prior comment 4 related to your significant suppliers, Concisys, Inc. and Exact Computer. Please revise to describe the nature of your business relationships with these suppliers, including a brief description of the materials or parts they provide you, whether you have any material purchase obligations or other commercial arrangements or understandings.

In response to the Staff’s comment, the Company supplementally advises the Staff that Concisys, Inc. and Exact Computer supply the Company with various computer parts, components and tools necessary to specialize and/or customize servers, compute systems and other related products the Company produces for its customers. These components range from single computer chips to full circuit boards. The Company purchases these components on a purchase order basis and does not have any material purchase obligations or other commercial arrangements or understandings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 46

3.	We note your revised disclosure in response to prior comment 10. For each of the four covenants for which you were not in compliance as of June 30, 2017 and December 31, 2016 and received waivers, please state in quantitative terms the extent to which you were not in compliance.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 to state in quantitative terms the extent to which it was not in compliance with certain financial and non-financial covenants for which it received waivers as of September 30, 2017 and December 31, 2017.

Business

Our Opportunity, page 63

4.	In response to prior comment 11, you state that you generate “substantial revenue” from your Custom Built Servers business. Please disclose this in the prospectus and discuss the material nature of this business to the company in both quantitative and qualitative terms.

Securities and Exchange Commission

January 16, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 63 to clarify that the Company generates a relatively even amount of revenues from each of its four core business segments, including Custom Built Servers, GPU Compute Accelerators, All Flash Arrays and PCIe Expansion Adaptors. Each core segment of the Company’s business generates a material amount of revenues for the Company’s overall business, whereas the Company’s Cloud Services business segment is in its early stages.

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2, Acquisition

Ion Software and Services, page F-46

5.	We note your response to prior comment 23. Please explain further how you applied the guidance in ASC 805-10-55-4 through 55-9 in determining that the assets and activities acquired from Western Digital comprise a business. Also, tell us how the technology agreement and services agreement factored into such determination.

In response to the Staff’s comment, the Company supplementally advises the Staff that in its evaluation of the appropriate accounting and reporting of its agreements with Western Digital, the Company considered the aggregate assets and activities acquired from Western Digital, as the agreements were made in contemplation of each other.

Management determined that the aggregate activities and net assets acquired from Western Digital comprise a business as defined in ASC 805-10-55-4 through 55-9. Specifically, the Company believes that it acquired the three elements of a business that are outlined in ASC 805-10-55-4 as follows:

•	Input. Economic resources that the Company acquired from Western Digital include technology equipment, a software license and right to develop and market the software, a contractual right to service existing Western Digital customers for a period of three years for an agreed-upon fee of $1,400,000, and former Western Digital employees.

•	Process. Systems and standards that the Company acquired from Western Digital include former employees that have the necessary skills and experience to understand and execute customer service requirements and have extensive knowledge of the licensed software.

•	Output. The results of the inputs and processes applied to those inputs have the ability and are expected to provide positive cash flows to the Company.

The Company also considered the definition of a business that is provided in the FASB Codification, which states that a business is “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” The Company believes that the aggregate activities and net assets acquired from Western Digital satisfy this definition.

During the three and nine month periods ended September 30, 2017, the Company earned contractual revenues associated with the Western Digital arrangements of $175,000 and recognized additional revenues of $28,838 associated with the amortization of the bargain purchase gain related to the Company’s purchase of the Western Digital equipment.

6.	Notwithstanding your response to the previous comment, please explain further your accounting for the bargain purchase option. In your response address how you determined the value of the equipment acquired and tell us the depreciation period for such asset. Refer to ASC 805-30-25-3 to 25-4 and ASC 805-30-30-4 through 30-6.

In response to the Staff’s comment, the Company supplementally advises the Staff that, as described in its response to comment number 5, management determined that the activities and net assets acquired from Western Digital comprise a business as defined in ASC 805-10-55-4 through 55-9. Management understands that bargain purchases occur if the acquisition date amounts of the identifiable net assets acquired, excluding goodwill, exceed the value of consideration transferred and that GAAP requires the recognition of a gain for a bargain purchase.

Consideration paid by the Company to Western Digital pursuant to the technology and service agreements was $67,000. Also, Western Digital is obligated to pay the Company for services rendered to support existing Western Digital software users in the amount of $1,400,000 in specified declining quarterly amounts over a three year period. The determination of fair value for the

Securities and Exchange Commission

January 16, 2018

identifiable net assets acquired in the acquisition was determined by management and considered the results of an independent, third-party appraisal of the fair value of equipment purchased from Western Digital. The fair value of the acquired equipment estimated by management was $297,700, which was $230,700 higher than the consideration rendered by the Company. While such amount may initially appear to be a bargain purchase, the Company’s analysis of the cash flows associated with the service agreement indicates that its three-year, declining quarterly service fee yields a nominal, below-market profit margin. Because the Western Digital arrangements were negotiated concurrently, the Company believes they should be analyzed in aggregate and that the bargain purchase is—in economic substance – an additional service fee that should be recognized over the three year service period. Management estimates the remaining estimated useful life of the equipment acquired from Western Digital to be three years based on physical inspection of the equipment and discussions with Western Digital.

The Company acknowledges that ASC 805-30-25-3 to 25-4 requires that, if a bargain purchase is initially identified, the acquirer should reassess whether all of the assets acquired and liabilities assumed have been identified and recognized, including any additional assets and liabilities not previously identified or recognized in the acquisition accounting. Once completed, the acquirer should review the procedures used to measure the following items:

•	Identifiable assets acquired and liabilities assumed

•	Noncontrolling interest in the acquiree, if any

•	Acquirer’s previously held equity interest in the acquiree, if any

•	Consideration transferred

The objective of reviewing the above items is to ensure that the measurements used to determine a bargain purchase gain reflect all available information as of the acquisition date. Although the Company does not believe that a bargain purchase exists in the aggregate arrangement with Western Digital, pursuant to ASC 805-30-25-4, the Company reassessed whether it had correctly identified all of the assets acquired and all of the liabilities assumed before determining the bargain purchase gain. As part of that required reassessment, the Company followed the procedures in ASC 805-30-30-4 through 30-6. Based on these procedures, the Company determined that the accounting described above most accurately depicted the economics of its arrangements with Western Digital. The Company believes that it considered all available information as of the acquisition date to measure the fair value at the acquisition date for the identifiable assets acquired and liabilities assumed, and the consideration transferred.

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Please direct any questions regarding the Company’s responses or Amendment No. 1 to me at (858) 720-6322 or dennis.doucette@procopio.com.

Sincerely,
PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
/s/ Dennis J. Doucette
Dennis J. Doucette

cc:	Steve Cooper, One Stop Systems, Inc.

John W. Morrison, Jr., One Stop Systems, Inc.

Michael T. Raymond, Dickinson Wright PLLC

Bradley J. Wyatt, Dickinson Wright PLLC

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